

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

August 24, 2009

<u>Via U.S. Mail</u>

Scott Williams, Esq.
Senior Vice President and General Counsel
RailAmerica, Inc.
7411 Fullerton Street, Suite 300
Jacksonville, FL 32256

> **Re:** **RailAmerica, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2009**
> **File No.: 333-160835**

Dear Mr. Williams:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Revise throughout to define or eliminate industry jargon and technical terminology that may not be understood by an average investor. Examples include, "handling line railroads" and "Canadian bridge traffic."

2. We note you intend to use a portion of the proceeds to repay certain indebtedness owed to an affiliate of one of the underwriters. Tell us what consideration you have given to the need for a "qualified independent underwriter" in this offering.

Registration Statement Cover Page

3. Please revise your "Calculation of Registration Fee" table to separately reflect the amount of the registration fee attributable to shares being offered by the company and shares being offered by the selling shareholders.

Prospectus Summary, page 1

4. Please provide us with substantiation for the statement that you are "the largest owner and operator of short line and regional freight railroads in North America."

5. Please revise to define "Class I Railroad" here, rather than on page 51.

6. We note that you mention that you operate 40 railroads three times in the first page alone and once again on page two. Similarly you mention twice on the first page that you are the largest owner and operator of short line and regional freight railroads. Please revise to eliminate the excess redundancy.

Expanding our non-freight services and revenue, page 3

7. Please also give your non-freight revenue numbers in the last sentence as a percentage of revenue as well as a number in order to help investors gauge its significance.

Our Principal Stockholder, page 5

8. Either delete the second paragraph or remove it here and reposition elsewhere.

Summary Consolidated Financial Data, page 7

9. We will not object to the presentation of traditional EBITDA in this table if you are able to demonstrate its usefulness independently from adjusted EBITDA and if the appropriate footnote disclosure regarding the reasons management believes this measure is useful to investors, as well as the purposes for which management uses this measure are provided. In addition, please justify the usefulness of this measure as an alternative measure of performance given that it adjusts for recurring items. Please revise, as appropriate.

10. We note that you have also included a non-GAAP financial measure labeled "Adjusted EBITDA" which you state is a measure that management uses to assess

performance between periods on a consistent basis. We believe your presentation of this non-GAAP measure is not in compliance with Item 10 of Regulation S-K and should be removed from this section and throughout the document.

11. We note your presentation of the non-GAAP measure adjusted earnings (losses). It appears that most of the reconciling items you have presented are recurring. The guidelines in FR-65 specifically prohibit using a non-GAAP measure to eliminate or smooth items which are recurring, frequent or not unusual by removing their effects from a non-GAAP performance measure. For guidance, you may refer to Question 8 of the June 13, 2003 FAQ regarding the use of non-GAAP financial measures as prepared by the staff of the Division of Corporation Finance. Please revise to eliminate the presentation of this non-GAAP measure from your document.

12. Also, with regard to your presentation of adjusted earnings (losses), the guidelines in FR-65 specifically prohibit the use of titles or descriptions of non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP measures. A non-GAAP measure such as you have presented containing the title of a recognized GAAP measure, exclusive or adjusted for certain items, becomes confusingly similar to the GAAP measure. Therefore, if you believe the identified items are crucial to an investor's understanding of your operating results, we suggest you give consideration to presenting those items within your MD&A discussion of operating results without showing their net effect as an adjustment to net income or any other GAAP financial result. Such presentation would allow for your discussion of these items which you believe affects comparability between years, and would eliminate your use of a non-GAAP measure.

Risks Related to Our Business, page 11

13. Please add a risk factor about the risk involved in paying money in the form of executive compensation that would otherwise become net income. Include a table for the last audited period and the interim stub showing net income and all compensation as the two lines to assist investors in evaluating your compensation practices and how they might affect an investment. Include as a footnote the information found under IPO Equity Incentive Plan about the additional incentives you plan to put in place prior to the completion of the offering.

Adverse macroeconomic and business conditions could negatively impact our business, page 11

14. We note that revenue is off roughly 25% from the comparable period for the first quarter. Either revise this risk factor, including changing the conditional verb to a

present tense verb or add a risk factor addressing the economic situation and using appropriate numbers from your results to show the current effect.

Because we depend on Class I railroads and certain important customers, page 12

15. Please revise to disclose whether any of the current Class I railroads comprise a proportionately large share of your interchange business, and if so, name the operators and the percentage of business reliant upon them. This should be measured, if applicable, by Class I railroad hire according to the amount of revenue generated under both contract and non-contract hire where you act as agent for that railroad.

Selected Historical Consolidated Financial Data, page 27

16. Please revise your opening paragraph to include a brief explanation for the presentation of predecessor and successor financial statements. The reasons for this distinction are not apparent based on the information presented in this section. Consideration should be given to making a similar revision in the Summary Consolidated Financial Data section on page 7.

Management's Discussion and Analysis

Comparison of Operating Results for the Years Ended Dec. 31, 2008 and 2007, page 35

17. In your comparison of operating results, you present operating revenues and other GAAP financial measures for the entire year ended December 31, 2007. However, throughout your financial statements, you have presented the results of 2007 with a distinction between predecessor and successor companies due to the merger transaction that occurred in 2007. Therefore, by combining the two separate periods from 2007 to present results for a full year, you appear to be calculating a non-GAAP measure. Please revise your discussion to compare operating results for 2008 to the successor company financial statements for 2007. Alternatively, you may give consideration to preparing a supplemental MD&A disclosure to include pro forma financial information for 2007, which would provide a basis for the comparison of the entire year with subsequent periods.

Operating expenses, page 37

18. We note your presentation and discussion of your operating expenses by functional category and natural category. Please revise to reconcile this presentation to the categories of operating expenses presented in your statement of operations. In addition, please note that your primary discussion of operating results, including operating expenses, should follow the presentation of the statement of income. However, you may also choose to include a supplementary

discussion of operating results defined within alternative categories, provided that a reconciliation to your statement of operations is provided and you discuss how the alternative presentation is useful to an investor's understanding of your operating results.

19. In addition, your presentation of amounts for 2007 should distinguish between the predecessor and successor periods consistent with your financial statement presentation throughout the document.

Liquidity and Capital Resources, page 44

20. According to your disclosures on page 47, the two primary uses of the cash provided by your operations are capital expenditures and debt service. Therefore, in lieu of presenting a non-GAAP cash flow measure, we suggest you discuss the sufficiency of your cash generated from operations to fund both capital expenditures and debt service requirements. Further, when the cash provided by your operations is not sufficient to fund these two primary uses, as was the case for the quarters ended March 31, 2009 and 2008, disclose whether or not you believe this represents a trend and how you intend to cover the shortfall on both a short-term and long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

Working Capital, page 45

21. Please expand the last paragraph of this section to discuss your intention (disclosed on page 24) to use a portion of the net proceeds from the offering to redeem a portion of your senior secured notes. In this regard, please explain management's decision to redeem a portion of the senior secured notes within such a short period of time after their issuance. In addition, explain how management determined the amount to be redeemed since it appears from the disclosure on page 83 that management had more than one alternative with respect to optional redemption of the senior secured notes.

Quantitative and Qualitative Disclosures About Market Risk, page 49

22. Please revise to provide your quantitative risk analysis of potential changes in foreign currency conversion.

23. Please revise to include both quantitative and qualitative disclosure regarding your interest rate risk.

Industry, page 50

24. For statements which are not purely factual, or where your disclosure attributes events to certain causes without further substantiation, provide a third party source for your disclosure.

Business, page 54

25. Please revise this section to add disclosure regarding the history and development of your business and subsidiaries including, but not limited to, the year of incorporation and your predecessor company.

26. Please revise to add specific disclosure with respect to the cash-out merger and takeover by affiliates of Fortress Investment Group LLC in 2007 including the material terms of the merger, the parties involved and your delisting from the NYSE.

Contracts, page 58

27. Please revise this section to provide average contract lengths for each category of contract that you generally enter into and any foreseeable changes to the current mix of contracts.

28. We refer to the paragraph describing the business relationship where no contract is signed and a current published rate is used for hire instead. Please revise this paragraph to disclose the percentage breakdown of Class I railroad and direct customer hires similar to the breakdown between the paragraphs above.

Compensation Discussion and Analysis, page 68

29. Please revise to clarify why the grant of a fixed number of restricted shares vesting at a fixed rate should be considered "at-risk compensation" or delete the statement.

Management and Reciprocal Administrative Services Agreements, page 79

30. Please disclose the material terms of these agreements, to the extent known.

Principal and Selling Stockholders, page 80

31. Please tell us and disclose whether RR Acquisition Holding LLC is a broker-dealer or an affiliate of a broker-dealer.

ABL Revolver, page 82

32. Please disclose who RailAmerica Transportation Corp is.

33. Please disclose the material terms of the borrowing availability for letters of credit and swingline loans to the extent they are different from the terms of the revolving line of credit.

Covenants, Representations and Warranties and Events of Default, page 82

34. Please quantify the minimum availability level under the ABL facility that will trigger the requirement to maintain a minimum fixed charge coverage ratio of 1.1 to 1.0.

9.25% Senior Secured Notes, page 83

35. Please quantify the "make-whole premium" or formula for determining it under the indenture.

36. Please quantify the limitations and ratios set forth by the indenture governing the senior secured notes that restrict your ability to incur indebtedness, pay dividends or enter into other transactions.

37. Please confirm that this offering would not constitute a change of control under the senior secured notes.

Part II

Recent Sales of Unregistered Securities, page II-2

38. Please include all sales of unregistered securities over the preceding 3 years. For example, you have not included the issuance of the 9.25% Senior Secured Notes.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Goodwill and Indefinite-Lived Intangible Assets, page F-10

39. Please describe the facts and circumstances used to make the determination that certain railroad leases have indefinite lives and therefore should not be amortized. Your response should include a discussion of such factors as potential changes in demand, competition or other economic factors over the life of the asset, as well

as the expected level of future cash flows from the leases, and the level of maintenance expenditures that you estimate will be necessary on the leased assets.

Note 2. Merger and Acquisition Transaction, page F-13

40. We note your description of the merger transaction that occurred in February 2007 between a subsidiary entity of Fortress Investment Group and RailAmerica, in which you were the surviving entity. It appears the Fortress subsidiary was a shell company formed specifically for the merger transaction, and the outcome of the transaction was a restructuring of your debt and equity mix. The business, operations and management of your company both before and after the transaction appear to be fundamentally unchanged. As such, the transaction appears to be a capital transaction in substance, and it appears that you have applied push-down accounting. Please confirm that our understanding is correct. In addition, please revise your disclosure to provide a detailed explanation of your accounting for this transaction.

41. In the second paragraph, you disclose the cash consideration paid in the February 2007 merger transaction of $16.35 per share of the Predecessor Company's common stock. Also, we note the Acquisition was financed in part through a $465 million capital infusion from Holdings at a different price per share for each share of the Successor Company's common stock. Since both the Predecessor Company and the Successor Company bear the RailAmerica name, please be more specific when referring to prices paid per share of RailAmerica common stock. In this regard, please disclose the price per share, adjusted for any stock splits undertaken in connection with the offering, paid by Holdings in February 2007.

Exhibit 10.1

42. Please refile this credit agreement with your next amendment and include all schedules and exhibits.

General

43. Consider the updating requirements of Rule 3-12 of Regulation S-X.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3221 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Joseph A. Coco, Esq.
        (*via facsimile*) *(917) 777-3050*